Exhibit 99.3

STELLAR BIOTECHNOLOGIES, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1.	Charter.

This charter (this “Charter”) governs the operations of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Stellar Biotechnologies, Inc. (the “Company”). The Committee shall review and reassess this Charter at least annually and recommend any proposed changes to the Board for approval.

2.	Purpose of the Committee.

The purpose of the Committee is to (1) identify individuals qualified to become Board members; (2) recommend to the Board individuals to serve as directors of the Company; (3) advise the Board with respect to Board composition, procedures and committees; (4) develop, recommend to the Board and annually review a set of corporate governance principles applicable to the Company; and (5) oversee any related matters required by the federal securities laws.

3.	Membership.

The Committee shall consist of a minimum of two directors, each of whom is independent from the management of the Company. The members of the Committee shall be appointed by the Board, which shall recommend for Committee membership such directors as it believes are qualified. Members of the Committee shall serve at the pleasure of the Board and shall serve and for such term or terms as the Board may determine.

4.	Meetings.

The Committee shall meet as often as it determines necessary in order to perform its responsibilities. The Committee shall meet separately from the Board; provided, however, the Committee may meet immediately before or after any meeting of the Board. The Committee may hold meetings at such times and locations as the Committee may determine.

The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board or at set forth in the Company’s bylaws. The Committee may request any officer or employee of the Company, the Company’s outside counsel or any other individual as the Committee deems appropriate to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

5.	Responsibilities and Authority.

The Committee shall have the following authority and responsibilities:

Oversight of Composition and Function of the Board and Committees

1.
To determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director. Such criteria shall include the possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board’s ability to manage and direct the affairs and business of the Company, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NASDAQ listing standards.

2.
To identify, attract and screen individuals qualified to become members of the Board and to review potential nominees proposed by management, stockholders or others, consistent with the criteria approved by the Committee and/or the Board. The Committee shall consider any director candidates recommended by the Company’s stockholders pursuant to the procedures set forth in the Company’s corporate governance guidelines or such similar policies, and as described in the Company’s proxy statement.

3.
To make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders or for appointment by the Board, as the case may be, pursuant to the Company’s bylaws, which recommendations shall be consistent with the Board’s criteria for selecting new directors.

4.
If a vacancy on the Board occurs, to identify and make recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by stockholders or appointment by the Board.

5.	To review periodically the size of the Board and to recommend to the Board any appropriate changes, giving consideration to changing circumstances of the Company and the then current Board membership.

6.
To oversee the evaluation of the Board as a whole and its committees and to make recommendations for any changes, including the creation and elimination of committees. The Committee shall establish procedures to allow it to exercise this oversight function.

Corporate Governance

7.
To develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; to review these principles at least once a year and to recommend any changes to the Board; and to oversee the Company’s corporate governance practices and procedures, including reviewing and recommending to the Board for approval any changes to the other documents and policies in the Company’s corporate governance framework.

8.
To consider corporate governance issues as well as issues related to corporate social responsibility and sustainability that may arise from time to time, and make recommendations to the Board as appropriate.

9.
To develop and recommend to the Board for approval a Company Code of Ethics; to monitor compliance with the Code of Ethics; to investigate any alleged breach or violation of the Code of Ethics; to enforce the provisions of the Code of Ethics; and to review the Code of Ethics periodically and recommend any changes to the Board.

10.
Assist the Board in making determinations of independence of directors by developing, periodically reviewing and making recommendations to the Board regarding standards to be applied in making determinations as to the absence of material relationships between the Company and a director.

11.	To monitor from time to time outside activities of and consider questions of possible conflicts of interest of directors and senior executives.

12.
To review and evaluate, with the Company’s management, the Company’s governance-related risks and risk management practices and make recommendations, as necessary, regarding any proposed changes to the Board.

13.	To consider any other corporate governance issues that arise from time to time, and to develop appropriate recommendations for the Board.

6.	Resources.

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation, and oversee the work, of the director search firm. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of its outside counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its consultants, outside counsel and any other advisors.

Adopted by the Board of Directors on June 3, 2014.